

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 29, 2016

James W. Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
250 Howe Street, 20th Floor
Vancouver, BC V6C 3R8
Canada

**Re: Lions Gate Entertainment Corp.
          Registration Statement on Form S-4
          Filed August 1, 2016
          File No. 333-212792**

Dear Mr. Barge:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us your analysis whether the (i) merger transaction, (ii) reclassification, or (iii) share issuance under the M-B Exchange have a reasonable likelihood of producing, either directly or indirectly, the effects described in Rule 13e-3(a)(3) of the Exchange Act. In your analysis, please address: (a) whether Lions Gate is an "affiliate" of Starz in light of its beneficial ownership of Starz Class A Series common stock; and (b) whether Lions Gate is under "common control" with Starz in light of its relationship with Dr. John C. Malone.

2. Based on the registration statement fee table, it does not appear that you intend to register the reclassification of Lions Gate common stock into Class A voting shares and Class B

non-voting shares. Please tell us upon which exemption from registration you are relying and the basis for your reliance. Refer to Securities Act Rule 145(a)(1).

3. Please provide us copies of the "board books" and any other materials provided to the boards and management of Lions Gate and Starz in connection with the proposed transaction, including all presentations made by the financial advisors.

4. We note your disclosure on page 156 that as of July 29, 2016 six class action complaints were filed related to the merger. Please provide us copies of any complaints related to the merger.

5. Please provide the disclosure called for by Item 402(t) to Regulation S-K with respect to Lions Gate named executive officers or tell us why this disclosure is not applicable.

Questions and Answers, page 1

6. Please add a question and answer that summarizes and quantifies the interests that the directors and officers of Lions Gate and Starz may have that differ from the interests of other stockholders.

7. Please add a question and answer comparing the percentage of outstanding shares entitled to vote held by the directors, executive officers and their affiliates and the vote required for approval. Refer to Item 3(h) of Form S-4.

What is the exchange, page 2

8. Please disclose the voting power that Lions Gate will have if it acquires the Starz exchange shares pursuant to the exchange agreement with the M-B stockholders. In this regard, we note that each Starz Series B common stock is entitled to ten votes.

9. Please briefly describe here the 2015 stock exchange in which Lions Gate purchased a 14.5% voting interest in Starz from Dr. Malone in exchange for 4,967,695 Lions Gate common shares. In addition, please disclose here that the 2015 stock exchange agreement provided for Dr. Malone to retain a voting proxy over the shares of Starz common stock sold to Lions Gate on all matters submitted to Starz stockholders, other than stock issuance or proposals relating to business combinations of Starz.

Why is Lions Gate Proposing the reclassification, page 4

10. Please expand the answer to briefly describe the specific reasons for each of the proposals. Please also briefly describe the potential negative effects of the merger and other proposals that the Lions Gate board of directors considered. Similarly, please briefly describe the potential negative effects of the merger that the Starz board of directors considered.

Have any Lion's Gate shareholders agreed to vote their shares, page 8

11. Please briefly describe the types of matters that the Lions Gate voting agreement shareholders have agreed to vote against.

Are Lions Gate shareholders and Starz stockholders entitled to appraisal rights, page 11

12. Please briefly describe how a Starz stockholder may exercise their appraisal rights.

Summary, page 14

13. Please disclose here that following the merger, Lions Gate plans to suspend quarterly dividends payments while focusing on deleveraging and growing its core business.

The Merger, page 16

No Solicitation, page 23

14. Please briefly define or include cross-references to the definitions of "alternative transaction" and "bona fide alternative transaction."

Lions Gate Voting Agreements, page 25

15. Please disclose here the terms of the indemnification rights that Lions Gate is providing to the shareholders of the Lions Gate voting agreement with LGP, Discovery, Dr. Malone, and MHR.

Risk Factors, page 39

If the merger is not consummated by December 31, 2016, page 44

16. Please briefly clarify the circumstances under which Lions Gate or Starz would owe termination fees if the merger is not consummated by December 31, 2016 and is terminated by one party.

The Merger, page 61

Background of the Merger, page 61

17. Please briefly describe the restrictions required by the Starz board of directors and the Initial Starz Special Committee in January 2015 as a condition for receiving approval under Section 203 of the Delaware General Corporation Law in connection with the proposed transaction with Dr. Malone.

18. Please briefly describe the minority stockholder protections you reference in the first full paragraph on page 68.

Lions Gate's Reasons for the Merger and Other Proposal, page 81

19. Please quantify the "substantial costs to be incurred in connection with the reclassifications, the merger and the other transactions contemplated by the merger agreement" in the second bullet point on page 84 and the fifth bullet point on page 90.

Starz's Reasons for the Merger and Other Proposals, page 86

20. Please discuss whether the absence of a majority approval by the minority of Starz stockholders condition was considered by the board of directors as a positive or negative factor.

Opinions of Lions Gate's Financial Advisor, page 91

Opinion of PJT Partners LP, page 91

21. Please disclose any material relationships that existed between Lions Gate and PJT Partners LP in the last two years or that is contemplated, and any compensation received or to be received as a result of any such relationship between (a) PJT Partners LP and Lions Gate, (b) LionTree and Starz and (c) Raine and Starz.

Regulatory Approvals, page 127

Federal Communications Commission, page 127

22. Please disclose whether you have submitted the required applications for transfer of control or assignment of FCC licenses and registrations referred to in the merger agreement and, if known, the expected date of approval.

Canadian Securities Laws, page 128

23. Please briefly discuss the process to obtain an exemption from minority shareholder approval and whether you plan to obtain it.

The Merger Agreement, page 134

Conditions to Completion of the Merger, page 146

24. Please identify the conditions that may be waived by Lions Gate and Starz, respectively.

The Lions Gate Special Meeting, page 172

Lions Gate Proposal 3: The Lions Gate Exchange Issuance Proposal, page 179

25. Please disclose the aggregate cash consideration payable if the M-B stockholders elect to receive all cash for their shares of Starz Series B common stock or if Lions Gate stockholders do not approve the exchange issuance proposal. In addition, please disclose the percentage of ownership the M-B stockholders will have if they receive Lions Gate common stock as consideration.

The Starz Special Meeting, page 183

Starz Record Date; Stock Entitled to Vote, page 183

26. You state that the directors and officers of Starz (including those who are part to the Starz voting agreement) will vote their shares of Starz common stock in favor of the proposals. Please clarify that directors and officers subject to the Starz voting agreement have agreed to vote the excess over 33.53% of the voting power of Starz common stock in proportion to the votes of all other Starz stockholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: David E. Shapiro, Esq.
        Wachtell, Lipton, Rosen & Katz